Exhibit 1
                                                                       ---------


           Announcement of Court Approval of the Scheme of Arrangement

24 October 2005

                                  WPP Group plc

Proposed Scheme of Arrangement between WPP Group plc (WPP) and the holders of the Scheme Shares approved by the Court

The High Court has today made an order sanctioning the scheme of arrangement (the Scheme) between WPP and the holders of the Scheme Shares (as defined in the Scheme) and confirming the related reduction of share capital of WPP.

Pursuant to the terms of the Scheme, a new parent company will be introduced for the WPP group. This new parent company is currently called WPP 2005 plc (New
WPP), but will be renamed WPP Group plc on the Scheme becoming effective. WPP Group plc's name will change to WPP 2005 plc on the Scheme becoming effective.

It is intended that the Court order will be delivered to the Registrar of Companies for registration, and the Scheme will become effective, before 8.00 a.m. on 25 October 2005.

The intended timetable for implementation of the Scheme is as follows:

Last day of dealings in WPP Shares and WPP ADSs                                 24 October 2005

Scheme Record Time                                                              6.00 p.m., 24 October 2005

Scheme becomes effective                                                        Before 8.00 a.m., 25 October 2005

Delisting  of WPP Shares,  New WPP Shares  admitted  to Official  List,         8.00 a.m., 25 October 2005
crediting of New WPP Shares to CREST accounts and dealings in New WPP Shares commence on the London Stock Exchange

Delisting of WPP ADSs and dealings in New WPP ADSs commence on NASDAQ           9.30 a.m., 25 October 2005

Latest date for despatch of New WPP Shares certificates                         8 November 2005

Enquiries:
Feona McEwan
Tel: +44 (0)20 7408 2204

Additional information

Unless the context otherwise appears, terms defined in the WPP's scheme circular dated 31 August 2005 have the same meaning in this announcement.

The directors of WPP accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International, which is authorised and regulated in the UK by the Financial Services Authority, is acting exclusively for WPP and New WPP in connection with the Scheme Proposals and for no-one else and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to their respective clients, for the contents of this announcement, or for providing advice in relation to the Proposals.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933, as amended, (the "US Securities Act") or exempt from such registration. The New WPP Shares to be issued to WPP Share Owners under the Scheme have not been and will not be registered under the US Securities Act (nor under the securities laws of any state of the United States), but will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof. Neither the SEC nor any US state securities commission has approved or disapproved of the New WPP Shares or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.


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